UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              GOLDEN TELECOM, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    38122G107
                                   -----------
                                 (CUSIP Number)

                             Vladimir Lechtman, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                           Robert S. Strauss Building
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000
                ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 10, 2001
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 16 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13D
CUSIP No. 038122G107                                          Page 2 of 16 Pages


1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

                  ALFA TELECOM LIMITED

2       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [x]*

3       SEC Use Only

4       Source of Funds (See Instructions)

                  Not Applicable

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

                  British Virgin Islands

         Number of            7          Sole Voting Power
           Shares                              10,731,707*
        Beneficially
          Owned By            8         Shared Voting Power
            Each                                   0
         Reporting
           Person             9         Sole Dispositive Power
            With                               10,731,707*

                              10        Shared Dispositive Power
                                                    0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13      Percent of Class Represented By Amount in Row (11)

                                    43.59%*

14      Type of Reporting Person (See Instructions)

                  OO; HC


*       See Item 5 hereof and Item 6 of the Initial Statement.

                                  SCHEDULE 13D
CUSIP No. 038122G107                                          Page 3 of 16 Pages


1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

                  ALFA FINANCE HOLDINGS S.A.

2       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [x]*

3       SEC Use Only

4       Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

                  Luxembourg

         Number of            7          Sole Voting Power
           Shares                              10,731,707*
        Beneficially
          Owned By            8         Shared Voting Power
            Each                                     0
         Reporting
           Person             9         Sole Dispositive Power
            With                                10,731,707*

                              10        Shared Dispositive Power
                                                     0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13      Percent of Class Represented By Amount in Row (11)

                                    43.59%*

14      Type of Reporting Person (See Instructions)

                  OO; HC


*       See Item 5 hereof and Item 6 of the Initial Statement.

                                  SCHEDULE 13D
CUSIP No. 038122G107                                          Page 4 of 16 Pages


1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

                  CTF HOLDINGS LIMITED

2       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [x]*

3       SEC Use Only

4       Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

                  Gibraltar

         Number of            7          Sole Voting Power
           Shares                              10,731,707*
        Beneficially
          Owned By            8         Shared Voting Power
            Each                                     0
         Reporting
           Person             9         Sole Dispositive Power
            With                                10,731,707*

                              10        Shared Dispositive Power
                                                     0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13      Percent of Class Represented By Amount in Row (11)

                                    43.59%*

14      Type of Reporting Person (See Instructions)

                  OO; HC


*       See Item 5 hereof and Item 6 of the Initial Statement.

                                  SCHEDULE 13D
CUSIP No. 038122G107                                          Page 5 of 16 Pages


1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

                  CROWN FINANCE FOUNDATION

2       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [x]*

3       SEC Use Only

4       Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

                  Liechtenstein

         Number of            7          Sole Voting Power
           Shares                              10,731,707*
        Beneficially
          Owned By            8         Shared Voting Power
            Each                                     0
         Reporting
           Person             9         Sole Dispositive Power
            With                                10,731,707*

                              10        Shared Dispositive Power
                                                     0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13      Percent of Class Represented By Amount in Row (11)

                                    43.59%*

14      Type of Reporting Person (See Instructions)

                  OO


*       See Item 5 hereof and Item 6 of the Initial Statement.

                                                              Page 6 of 16 Pages

          This Amendment No. 1 on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of Golden Telecom, Inc. (the "Issuer"). This Amendment No 1 supplementally amends the initial statement on
Schedule 13D, dated May 21, 2001 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of the designation of the Issuer as the purchaser under the options held for the account of one of the Reporting Persons (as described herein), the number of Shares of which the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i)  Alfa Telecom Limited ("Alfa Telecom");

               (ii) Alfa Finance Holdings S.A. ("Alfa Finance");

               (iii) CTF Holdings Limited ("CTF Holdings"); and

               (iv) Crown Finance Foundation ("Crown Finance").

          This Statement relates to the Shares held for the account of Alfa Telecom.

                              The Reporting Persons

          Alfa Telecom is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

         Alfa Finance is a Luxembourg limited liability company with its principal address at 400 Route d'Esch, L-1471, Luxembourg. The principal business of Alfa Finance is to function as a holding company. Alfa Finance is the sole shareholder of Alfa Telecom and, in such capacity, may be deemed to be the beneficial owner of securities held for the account of Alfa Telecom. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the owner of 68.75% of the outstanding shares of Alfa Finance and, in such capacity, may be deemed to be the beneficial owner of securities held for the account of Alfa Telecom. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of securities held for the account of Alfa Telecom. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          The Supervisory Board coordinates the strategic development of a group of affiliated entities, often referred to as "Alfa Group Consortium," which includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of Alfa Group Consortium. Current information regarding the

                                                              Page 7 of 16 Pages

identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer.

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

          (a)  (i)  Each of the Reporting  Persons may be deemed the  beneficial
owner  of  the   10,731,707   Shares  held  for  the  account  of  Alfa  Telecom
(approximately 43.59% of the total number of Shares outstanding).

               (ii) GTS Europe Holdings, CIG, Cavendish, First NIS Regional Fund (each of the foregoing as defined in Item 6 of the Initial Statement), the Issuer and Alfa Telecom have entered into a Shareholders Agreement as described in Item 6 of the Initial Statement. Reference is made to such statements on
Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of GTS Europe Holdings, CIG, Cavendish, First NIS Regional Fund for information regarding such entities, their respective beneficial ownership of Shares and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons' knowledge, as of July 20, 2001, each of GTS Europe Holdings, CIG, Cavendish and First NIS Regional Fund, respectively, may be deemed to beneficially own the following numbers of
Shares: GTS Europe Holdings - 2,861,206 (11.62% of the Issuer); CIG - 2,166,405 (8.80% of the Issuer); Cavendish - 1,228,663 (4.99% of the Issuer) and First NIS Regional Fund - 723,871 (2.94% of the Issuer). To the best of the Reporting Persons' knowledge, as of July 20, 2001, GTS Europe Holdings, CIG, Cavendish, First NIS Regional Fund and Alfa Telecom, in the aggregate but not individually, may be deemed to beneficially own 17,711,852 Shares (71.94% of the Issuer). The filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by GTS Europe Holdings, CIG, Cavendish or First NIS Regional Fund.

          (b) Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 10,731,707 Shares held for the account of Alfa Telecom. Under the terms of the Shareholders Agreement, Alfa Telecom has agreed to take such actions as are necessary from time to time to maintain the composition of the Board of Directors of the Issuer in accordance with the terms of Section 3 of the Shareholders Agreement. As noted above, the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by GTS Europe Holdings, CIG, Cavendish or First NIS Regional Fund.

          (c) Except for the transaction listed on Annex B hereto, there have been no transactions effected with respect to the Shares since May 21, 2001 (60 days prior to the date hereof and the date of the last filing on Schedule 13D) by any of the Reporting Persons.

          (d) The shareholder of Alfa Telecom has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Alfa Telecom in accordance with its ownership interest in Alfa Telecom.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          This Item 6 is supplementally amended as follows:

          On May 30, 2001, Alfa Telecom paid to GTS Europe Holdings the $55 million principal amount due under the Promissory Note (a copy of which was filed as Exhibit D to the Initial Statement and is incorporated herein by

                                                              Page 8 of 16 Pages

reference). Accordingly, the Guaranty by Alfa Bank Holdings Limited of Alfa Telecom's obligations under the Promissory Note and the pledge of the Pledged Shares by Alfa Telecom to GTS Europe Holdings pursuant to the Pledge Agreement (a copy of which was filed as Exhibit E to the Initial Statement and is incorporated herein by reference) are no longer in effect.

          On July 10, 2001, each of Alfa Telecom, CIG and Barings designated the Issuer as the Purchaser under the Stock Option Agreements with GTS Europe Holdings which provided Alfa Telecom, CIG and Barings (or their respective designees) with options to purchase an aggregate of up to 2,272,727 Shares beneficially owned by GTS Europe Holdings, allocated as follows: Alfa Telecom - 2,000,000 Option Shares (pursuant to the Alfa Telecom Stock Option Agreement (a copy of which was filed as Exhibit G to the Initial Statement and is incorporated herein by reference)); CIG - 90,909 Option Shares; and Barings - 181,818 Option Shares. As a consequence of these designations, Alfa Telecom, CIG and Barings may no longer be deemed to beneficially own any of the Option Shares. Alfa Telecom effected its designation of the Issuer as the Purchaser under the Alfa Telecom Stock Option Agreement through a Purchaser Designation and Stock Exercise Notice, dated as of July 10, 2001, provided to GTS Europe
Holdings (the "Alfa Telecom Designation Notice"). A copy of the Alfa Telecom Designation Notice is attached hereto as Exhibit I and is incorporated herein by reference.

          From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions and may purchase securities for the purpose of closing out short positions in such securities.

          The foregoing descriptions of the Promissory Note (which includes the Guaranty), Pledge Agreement, Alfa Telecom Stock Option Agreement and Alfa Telecom Designation Notice do not purport to be complete and are qualified in their entirety by the terms of each such document, which are incorporated herein by reference.

          Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 16 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:     July 20, 2001                 ALFA TELECOM LIMITED


                                        By: /S/ PAVEL NAZARIAN
                                           ------------------------------------
                                           Pavel Nazarian
                                           Director


Date:     July 20, 2001                 ALFA FINANCE HOLDINGS S.A.


                                        By: /S/ ALEKSANDR TOLCHINSKY
                                           ------------------------------------
                                           Aleksandr Tolchinsky
                                           Director


Date:     July 20, 2001                 CTF HOLDINGS LIMITED


                                        By: /S/ FRANZ WOLF
                                           ------------------------------------
                                           Franz Wolf
                                           Director


Date:     July 20, 2001                 CROWN FINANCE FOUNDATION


                                        By: /S/ NORBERT SEEGER
                                           ------------------------------------
                                           Dr. Norbert Seeger
                                           Director


                                        By: /S/ CHRISTIAN ZANGERLE
                                           ------------------------------------
                                           Dr. Christian Zangerle
                                           Director

                                                                                                Page 10 of 16 Pages


                                                      ANNEX A

                                   Directors and Officers of Alfa Telecom Limited

Name/Title/Citizenship                Principal Occupation                              Business Address
----------------------                --------------------                              ----------------

    Pavel Nazarian                    Director, Administrative and Financial            Suite 1, 4 Irish Place,
    Director                          Manager  of Alfa Bank Holdings Limited            Gibraltar
    (Russia)

    Joseph Moss                       Administrative Director of Crown                  Suite 3, 4 Irish Place,
    Director                          Resources AG                                      Gibraltar
    (United Kingdom)

                                Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship                Principal Occupation                              Business Address
----------------------                --------------------                              ----------------

    Peter Aven                        President of OJSC Alfa Bank                       11 Mashy Poryvaevoy Street,
    Director                                                                            107078 Moscow, Russia
    (Russia)

    Mikhail Fridman                   Chairman of the Board of Directors of             11 Mashy Poryvaevoy Street,
    Director                          OJSC Alfa Bank                                    107078 Moscow, Russia
    (Russia)

    David Gould                       Deputy Director of Corporate                      9 Karmanitskiy Per.,
    Director                          Development, Finance and Control for              121002 Moscow, Russia
    (United States)                   CTF Holdings Limited

    Alexander Knaster                 Chief Executive Officer of OJSC Alfa              11 Mashy Poryvaevoy Street,
    Director                          Bank                                              107078 Moscow, Russia
    (United States)

    Andrey Kosogov                    First Deputy Chairman of the Executive            11 Mashy Poryvaevoy Street,
    Director                          Board of Directors of  OJSC Alfa Bank             107078 Moscow, Russia
    (Russia)

    Alexey Kuzmichev                  Chairman of the Board of Directors of             21 Novy Arbat Street,
    Director                          Crown Resources AG                                121019 Moscow, Russia
    (Russia)

    Aleksandr Tolchinsky              Head of the Corporate Finance                     12 Acad. Sakharov Prospect,
    Director                          Department of OJSC Alfa Bank                      107078 Moscow, Russia
    (United States)

                                   Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship                Principal Occupation                              Business Address
----------------------                --------------------                              ----------------

    Adrian Collister                  Director and Chartered Accountant,                ESC International -
    Director                          ESC International                                 Gibraltar Office -
    (United Kingdom)                                                                    P.O. Box 398, Ground Floor,
                                                                                        Neptune House, Marina Bay,
                                                                                        Gibraltar

                                                                                                Page 11 of 16 Pages


    Alla Koudriavtseva                Finance Director of CTF Holdings                  Suite 2, 4 Irish Place,
    Director                          Limited                                           Gibraltar
    (Russia)

    Franz Wolf                        Administrative Director of CTF                    Suite 2, 4 Irish Place,
    Director                          Holdings Limited                                  Gibraltar
    (Germany)

                                 Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship                Principal Occupation                              Business Address
----------------------                --------------------                              ----------------

    Christian Rosenow                 Financial Advisor                                 Claridenstrasse 25 CH-8002
    Director                                                                            Zurich, Switzerland
    (Switzerland)

    Dr. Norbert Seeger                Attorney, Law Office of Dr. Norbert               Am Schragen Weg 14,
    Director                          Seeger                                            P.O. Box 1618, FL-9490 Vaduz,
    (Liechtenstein)                                                                     Liechtenstein

    Dr. Christian Zangerle            Attorney, Law Office of Dr. Norbert               Am Schragen Weg 14,
    Director                          Seeger                                            P.O. Box 1618, FL-9490 Vaduz,
    (Austria)                                                                           Liechtenstein

                            Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship                Principal Occupation                              Business Address
----------------------                --------------------                              ----------------

    Peter Aven                        President of OJSC Alfa Bank                       11 Mashy Poryvaevoy Street,
    Director                                                                            107078 Moscow, Russia
    (Russia)

    Alexander Fain                    Chief Executive Officer of                        21 Novy Arbat Street,
    Director                          LLC Alfa Eco                                      121019 Moscow, Russia
    (Russia)

    Gleb Fetisov                      President of LLC Alfa Eco                         21 Novy Arbat Street,
    Director                                                                            121019 Moscow, Russia
    (Russia)

    Mikhail Fridman                   Chairman of the Board of Directors of             11 Mashy Poryvaevoy Street,
    Director                          OJSC Alfa Bank                                    107078 Moscow, Russia
    (Russia)

    Michail Gamzin                    Member of the Board of Directors of               133 Krasnaya Street
    Director                          OJSC Kubansakhar                                  350020 Krasnodar, Russia
    (Russia)

    German Khan                       Member of the Board  of Directors of              18/2, Schipok Street,
    Director                          OJSC Tyumen Oil Company                           113097 Moscow, Russia
    (Russia)

    Boris Kiperman                    Chief Executive Officer of                        10/4 Krasnopresnenskaya
    Director                          JSC Alfa Estate                                   Naberezhnaya,
    (Russia)                                                                            123100 Moscow, Russia

                                                                                                Page 12 of 16 Pages

    Alexander Kosiyanenko             Chief Executive Officer of                        7/2 Novatorov Street,
    Director                          JSC Perekrestok                                   117421 Moscow, Russia
    (Russia)

    Alexey Kuzmichev                  Chairman of the Board of Directors of             21 Novy Arbat Street,
    Director                          Crown Resources AG                                121019 Moscow, Russia
    (Russia)

    Nigel Robinson                    Director of Corporate Development,                9 Karmanitskiy Per.,
    Director                          Finance and Control for CTF Holdings              121002 Moscow, Russia
    (United Kingdom)                  Limited

    Leonard Vid                       Chairman of the Executive Board of                11 Mashy Poryvaevoy Street,
    Director                          Directors of OJSC Alfa Bank                       107078 Moscow, Russia
    (Russia)


          To the best of the Reporting Persons' knowledge:

               (a)  With the exception of 20,000  Shares and options to purchase an  additional  10,000 Shares held for the account of Alexander Knaster,  none of the above persons hold any Shares. The exercisability of the options held for the account of  Alexander  Knaster is subject to final  determination  by the Board of Directors of Golden
Telecom, Inc.

               (b)  None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.


                                                                                           Page 13 of 16 Pages

                                                    ANNEX B

                                   RECENT TRANSACTIONS IN THE SECURITIES OF
                                             GOLDEN TELECOM, INC.


                                         Date of           Nature of            Number of
        For the account of             Transaction        Transaction          Securities               Price
        ------------------             -----------        -----------          ----------               -----

Alfa Telecom Limited                     7/10/01         Designation of         Option to        No Consideration
                                                           Issuer as            Purchase
                                                        Purchaser under     2,000,000 Shares
                                                        Option Agreement


                                                             Page 14 of 16 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

I.        Purchaser Designation and Stock Exercise Notice, dated as of
          July  10,  2001,   from  Alfa  Telecom   Limited  to  Global
          TeleSystems Europe Holdings B.V.............................     15